CUSIP No. 922196100	13G	Page 1 of 6 Pages

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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

VARIAGENICS, INC.

(Name of Issuer)

COMMON STOCK, $.01 par value

(Title of Class of Securities)

922196100 (CUSIP Number)

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 922196100	13G	Page 2 of 6 Pages

Schedule 13G

Item 1.	(a)	Name of Issuer:

Variagenics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

c/o Nuvelo, Inc., 675 Almanor Avenue, Sunnyvale, CA 94085.

Item 2.	(a)	Names of Persons Filing:

Atlas Venture Fund III, L.P., Atlas Venture Entreprenueurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Axel Bichara, Jean-Francois Formela and Christopher J. Spray.

Atlas Venture Associates III, Inc. is the sole general partner of Atlas Venture Associates III, L.P. Atlas Venture Associates III, L.P. is the sole general partner of Atlas Venture Fund III, L.P. and Atlas Venture Entrepreneurs’ Fund III, L.P. Messrs. Bichara, Formela and Spray are directors of Atlas Venture Associates III, Inc.

	(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Atlas Venture Fund III, L.P., Atlas Venture Entreprenueurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc. and Messrs. Formela Bichara, Formela and Spray is Atlas Venture, 890 Winter Street, Suite 320, Waltham, MA 02451.

	(c)	Citizenship:

Atlas Venture Fund III, L.P., Atlas Venture Entrepreneurs’ Fund III, L.P. and Atlas Venture Associates III, L.P. are each limited partnerships organized under the laws of the State of Delaware. Atlas Venture Associates III, Inc. is a corporation organized under the laws of the State of Delaware. Mr. Bichara is a citizen of Germany. Mr. Formela is a citizen of France. Mr. Spray is a citizen of the United Kingdom.

	(d)	Title of Class of Securities:

Common Stock, $.01 par value.

	(e)	CUSIP Number:

922196100.

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a: Not Applicable.

Item 4.	Ownership. Not Applicable.

Item 5.

Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 922196100	13G	Page 3 of 6 Pages

☒ Atlas Venture Fund III, L.P., Atlas Venture Entreprenueurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., and Messrs. Bichara, Formela and Spray are each deemed to own less than five percent of the outstanding common stock of Variagenics, Inc. as of December 31, 2003.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. Not Applicable. The reporting persons expressly disclaim membership in a “group” as defined in Rule 13d-1(b)(1)(ii)(J).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.	Certifications. Not Applicable. This statement on Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d-1(c).

CUSIP No. 922196100	13G	Page 4 of 6 Pages

Signatures

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. We also hereby agree to file this statement jointly pursuant to the Agreement filed herewith as Exhibit 1.

Dated: February 10, 2004

ATLAS VENTURE FUND III, L.P.			ATLAS VENTURE ASSOCIATES III, L.P.

By:	Atlas Venture Associates III, L.P.		By:	Atlas Venture Associates III, Inc.
	General Partner			General Partner

	By:	Atlas Venture Associates III, Inc. General Partner		By: *
Christopher J. Spray
President
By: *
Christopher J. Spray
President

ATLAS VENTURE ENTREPRENEURS’ FUND III, L.P.			ATLAS VENTURE ASSOCIATES III, INC.

			By:	*
By:	Atlas Venture Associates III, L.P.			Christopher J. Spray
	General Partner			President

	By:	Atlas Venture Associates, Inc.
General Partner

By: *
Christopher J. Spray
President

*			*
Axel Bichara			Jean-Francois Formela

*
Christopher J. Spray

*	The undersigned attorney-in-fact, by signing her name below, does hereby sign this statement on behalf of the above indicated filers pursuant to Power of Attorney filed hereto as Exhibit 2.

/s/ Jeanne Larkin Henry
Jeanne Larkin Henry
Attorney-in-fact

CUSIP No. 922196100	13G	Page 5 of 6 Pages

INDEX TO EXHIBITS

Exhibit Number	Description	Page
1	Agreement pursuant to Rule 13d-1(k)(1)	6

2	Power of Attorney (*)

(*)	Incorporated by reference to Amendment No. 2 to Schedule 13G for Variagenics, Inc. filed with the Securities and Exchange Commission on February 14, 2003 by Atlas Venture Fund III, L.P., Atlas Venture Entreprenueurs’ Fund III, L.P., Atlas Venture Associates III, L.P., Atlas Venture Associates III, Inc., Axel Bichara, Jean-Francois Formela and Christopher J. Spray.